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08028186

3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2008
Washington, DC
110

SEC FILE NUMBER
8-42814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBG FINANCIAL & INSURANCE SERVICES CORP. DBA TBG FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, 37th FLOOR
(No. and Street)

LOS ANGELES, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEANNA B. MCMAHON (310) 203-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 SOUTH GRAND AVENUE (Address) LOS ANGELES, (City) CALIFORNIA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

NF

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEANNA B. MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBG FINANCIAL & INSURANCE SERVICES CORP., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deanna B. McMahon
Signature

Executive Vice President
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On February 20, 2008 before me, Charnita Belcher, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Deanna McMahon
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CHARNITA BELCHER
Commission # 1716569
Notary Public - California
Los Angeles County
MyComm. Expires Jan 20, 2011

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

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Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

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Signer's Name: ______
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- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
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- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
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TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
TBG Financial & Insurance Services Corp.:

We have audited the accompanying statement of financial condition of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBG Financial & Insurance Services Corp. dba TBG Financial as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described in note 1 to the financial statements, management of the Company intends to withdraw its broker/dealer registration with the Financial Industry Regulatory Authority. After the withdrawal is effective, the Company will be liquidated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 3, 2008

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Financial Condition

December 31, 2007

Assets

Assets:		
Cash and cash equivalents	$	1,026,718
Prepaid taxes		29,863
Total assets	$	1,056,581

Liabilities and Shareholder's Equity

Liabilities:		
Commissions payable	$	93,438
Taxes payable		841
Total liabilities		94,279
Shareholder's equity:		
Common stock at $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		1,001,508
Retained earnings		11,450,555
Receivable from Parent		(11,490,761)
Total shareholder's equity		962,302
Total liabilities and shareholder's equity	$	1,056,581

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Operations

Year ended December 31, 2007

Revenues:		
Commissions	$	6,552,038
Interest income		9,282
Other income		35,000
Total revenues		6,596,320
Expenses:		
Commissions		3,582,350
Management fee		2,847,527
Office expense		90,148
Selling expense		14,703
Total expenses		6,534,728
Income before provision for income taxes		61,592
Provision for income taxes		34,390
Net income	$	27,202

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE
SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Receivable from Parent	Total shareholder's equity
December 31, 2006	$	1,000	1,001,508	11,423,353	(12,245,691)	180,170
Classification of receivable from Parent as contraequity account		—	—	—	754,930	754,930
Net income		—	—	27,202	—	27,202
December 31, 2007	$	1,000	1,001,508	11,450,555	(11,490,761)	962,302

See accompanying notes to financial statements.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of TBG Insurance Services Corporation)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	27,202
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		121,615
Prepaid taxes		(14,680)
Prepaid other		27,407
Deferred taxes		89,093
Receivable from Parent		754,930
Accounts payable		(154,972)
Commissions payable		(93,864)
Taxes payable		841
Net cash provided by operating activities and net increase in cash and cash equivalents		757,572
Cash and cash equivalents, beginning of year		269,146
Cash and cash equivalents, end of year	$	1,026,718
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	23,085

See accompanying notes to financial statements.

(1) Description of the Company and Summary of Significant Accounting Policies

(a) Description of Business Activity

TBG Financial & Insurance Services Corp. dba TBG Financial (the Company) specializes in selling variable life insurance contracts to corporations, corporate executives, and individuals located in the United States of America, all customers of TBG Insurance Services Corporation (the Parent). The Company's stock is wholly owned by the Parent.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC).

Nationwide Financial Services, Inc. (Nationwide Financial), the parent of Nationwide Insurance (Nationwide Insurance), owns 69.0% of outstanding shares of the Parent.

Management is considering withdrawing its broker/dealer registration from the Financial Industry Regulatory Authority (FINRA) and intends to liquidate in 2008. In preparing the December 31, 2007 financial statements, management has considered the effect of presenting the financial statements on a liquidation basis of accounting. Management has determined that presentation of the financial statements on a going concern basis provides similar results, as the shareholder's capital at December 31, 2007 reflects management's estimate of the anticipated liquidation amount that the shareholder of the Company will receive upon final dissolution. The actual amount that will be distributed in liquidation may differ from the amount shown as shareholder's capital at December 31, 2007, as actual results and the length of time required to wind up the affairs of the Company may impact management's assumptions.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash in banks and short-term investments, which consist of money market accounts with original maturities of 90 days or less.

The Company maintains its cash with a financial institution located in Southern California. At times, such balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(c) Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums have been paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that less than 1% of commission revenue recognized has been subject to such chargeback provisions. As all of the Company's revenues are renewal and trailing commissions from previously underwritten insurance

(Continued)

policies, no provision for charge backs has been provided in the accompanying statement of operations.

(d) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company files its federal and certain state tax returns on a consolidated or combined basis with its Parent and other subsidiaries of the Parent. For financial statement purposes, the Company's income tax provision is calculated separately from its Parent.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from these estimates.

(2) Income Taxes

The Company's provision for income taxes is summarized as follows:

		Federal	State	Total
Current	$	(68,767)	14,064	(54,703)
Deferred		89,093	—	89,093
Total	$	20,326	14,064	34,390

As of December 31, 2007, the Company had tax-related amounts payable to the Parent of $1,636,199, which have been included in amounts due from the Parent in the accompanying statement of financial condition.

The total income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% for the following reasons:

Expected tax expense	$	20,941
State income taxes		13,449
Total income tax expense	$	34,390

In prior periods, the tax effect of the temporary differences that give rise to the Company's deferred income tax assets was primarily the treatment of franchise taxes.

In connection with the adoption of FIN 48, the Company did not record any change to opening retained earnings resulting from the adoption of FIN 48. The Parent's consolidated federal income tax returns remain open to examination for the tax years 2004 through 2006.

(3) Related-Party Transactions

(a) Management Fee

Mullin TBG Insurance Agency Services, LLC (MullinTBG), a joint venture formed by the Parent and MC Insurance Agency Services, LLC, incurs certain expenses on behalf of the Company and provides administrative and marketing services for the Company. As reimbursement for these expenses and services, the Company pays MullinTBG a management fee equal to 45% of certain commissions revenue received by the Company. The management fee is recorded against the receivable from Parent balance, as the Parent remits the management fees to MullinTBG. For the year ended December 31, 2007, the Company incurred management fees totaling $2,847,527.

(b) Receivable from Parent

At December 31, 2007, the Company had an $11,490,761 receivable from Parent, which is presented in the statement of financial condition as a contraequity account in shareholder's equity. This presentation is due to the Company's decision to withdraw its FINRA registration, which may result in the receivable not being satisfied prior to the Company's liquidation.

(c) Other Related Parties

The Company received approximately $4,115,573 in commissions from Nationwide Insurance in 2007.

(4) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 12-to-1. In addition, the rules of various regulatory agencies provide that equity capital may not be

withdrawn or cash dividends paid if the regulatory net capital ratio would exceed 10-to-1. At December 31, 2007, the Company's net capital of $932,439 exceeded the net capital required of $6,285 by $926,154, and the Company's ratio of aggregate indebtedness to net capital was 0.10-to-1.

The Company is exempt from Rule 15c3-3 under paragraph (k)(1) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

In October 2003, FINRA (formerly, NASD) issued Notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording of expenses and liabilities by broker/dealers. On July 11, 2003, the SEC's Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required the broker/dealer to either record the expenses borne by the affiliate or to adjust the broker/dealer's net capital to reflect these expenses. The Company pays a management fee to MullinTBG as reimbursement for expenses and services incurred by MullinTBG on the Company's behalf. Refer to note 3(a).

(5) Chargebacks

When insurance polices sold by the Company are canceled or rewritten during the policy refund period, the Company may incur a charge from the underwriter for refunds paid to the customer. During the year ended December 31, 2007, the Company incurred approximately $12,766 of chargebacks, which were charged against current revenue. The registered representatives who sold the policies and received a commission from the sale are charged back by the Company for their portion of the commission on the chargebacks. During the year ended December 31, 2007, the Company charged the registered representatives approximately $1,991 for commissions on chargebacks.

(6) Significant Unrelated Insurance Providers

During 2007, approximately 29% of the Company's revenues were received from two unrelated insurance providers.

(7) Other Income

During 2007, the Company received $35,000 in the form of a refund from FINRA, as a result of the merger of the regulatory bodies of the NASD and the NYSE.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Shareholder's equity	$	962,302
Less nonallowable assets:		
Prepaid taxes		(29,863)
Net capital	$	932,439
Computation of basic net capital requirement:		
Aggregate indebtedness	$	94,279
Ratio of aggregate indebtedness to net capital		0.10 to 1
Minimum net capital required (the greater of $5,000 or 6²/₃% of aggregate indebtedness)	$	6,285
Excess net capital	$	926,154
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	916,726

The following provides a reconciliation between the computation of net capital, as computed above, and the computation included in Part II of Form X-17A-5 filed by the Company on January 21, 2008.

		As reported on Form X-17A-5	**Adjustments**		**As reported above**
Shareholder's equity	$	12,489,223	(11,526,921)	(a)	962,302
Deductions:					
Due from Parent		(11,406,359)	11,406,359	(b)	—
Prepaid taxes		(60,491)	30,628	(c)	(29,863)
Deferred taxes		(89,093)	89,093	(c)	—
Net capital	$	933,280	(841)		932,439
Total aggregate indebtedness	$	93,438	841		94,279
Ratio of aggregate indebtedness to net capital		0.10 to 1			0.10 to 1
Minimum net capital required (the greater of $5,000 or 6²/₃% of aggregate indebtedness)	$	6,229			6,285
Excess net capital	$	927,051			926,154

Notes:
- (a) Reflects reclassification of due from Parent net of incremental net income recorded.
- (b) Reflects reclassification of due from Parent.
- (c) Reflects adjustments to prepaid taxes and deferred taxes.

See accompanying independent auditors' report.

Schedule 2

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

Exemption is claimed under Section (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

TBG FINANCIAL & INSURANCE SERVICES CORP.
dba TBG FINANCIAL
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Information Relating to Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

Exemption is claimed under Section (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
TBG Financial & Insurance Services Corp.
dba TBG Financial:

In planning and performing our audit of the financial statements of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 3, 2008

END